Exhibit 10.28

11099 N. Torrey Pines Road, Suite 100

La Jolla, CA 92037

Direct:  858.450.4222

Fax:  858.200.3877

www.dermtech.com

October 14, 2020

Ray Akhavan

RE:   EMPLOYMENT OFFER

Dear Ray,

DermTech, Inc. (the “Company”) is pleased to offer you employment as General Counsel and Chief Compliance Officer. You will report directly to John Dobak, Chief Executive Officer, at the Company’s facilities in San Diego, California, subject to necessary business travel or telework. The Company may change your position and duties as it deems necessary. This offer and your continued employment are contingent upon your relocation to San Diego, CA within 12 months of your hire date.

Your annual salary will be $340,000 (your “Base Salary”), less payroll deductions and all required withholdings. You will be paid in accordance with the Company’s regular payroll schedule, which currently provides for semi-monthly payments and is subject to change. You will be eligible to receive a bonus in the amount of up to 35% of your Base Salary based upon the achievement of certain corporate and individual goals that will be determined by the Company’s Chief Executive Officer and/or board of directors, and subject to the provisions of the DermTech 2020 Corporate Bonus Plan. You must be actively employed by the Company at the time a bonus is paid in order to be eligible to receive such bonus. The company will provide up to $50,000 to cover relocation expenses subject to the Company’s Relocation Expense Guidelines and Agreement. Finally, the Company will offer a sign-on bonus in the amount of $80,000 payable immediately in the first pay period after your start date. This bonus is taxable and all regular payroll taxes will be withheld. The bonus is also contingent upon completing two years of employment and must be returned at a pro-rated basis if employment is voluntarily terminated prior to January 5, 2023.

The Company has agreed to grant you equity in the form(s) of a stock option and/or restricted stock units (such stock options and/or restricted stock units together, the “Equity Award”), which will be provided to you following and subject to approval by the Company’s board of directors, assuming your employment has commenced as of such time. The Equity Award will represent a number of shares of the Company’s common stock of 125,000 shares, and it will include vesting terms similar to the vesting terms set forth in equity awards previously granted to Company officers. In addition, the Company will make a one-time grant of 5,000 restricted stock units that will vest in full on January 5, 2022.

You will be eligible to participate in the various benefit programs maintained by the Company, including medical coverage through Blue Shield, dental and vision coverage through MetLife, Life Insurance, Accidental Death and Dismemberment (“AD&D”) Insurance, and both short- and long-term disability insurance.  Your benefits will be effective on the first day of the month following your start date. The Company currently pays 90% of the medical, dental and vision coverage premiums for employees and 60% of such coverage premiums for dependents of employees. The Company also currently pays 100% of the Life, AD&D and short- and long-term disability insurance coverage premiums for employees. The Company also offers a 401(k) plan but does not match 401(k) contributions at this time. You will also be eligible for 18 days of paid-time-off each year, with a proportionate amount to accrue each pay period. This is a full-time position and you will be expected to devote 100% of your working time to the Company. The Company reserves the right to modify or terminate any of its benefit programs at any time.

You will be required to sign and comply with the Company’s standard Employee Nondisclosure, Confidentiality and Invention Assignment Agreement that will be sent to you shortly. This employment offer is contingent upon (i) the successful completion of a background and reference check and (ii) you providing satisfactory proof of your eligibility to work in the United States within three (3) days of your start date.  Your employment is at-will, meaning either you or the Company can terminate your employment at any time, for any reason, with or without notice.

Termination other than for cause, death or disability:

If the Company (or any parent or subsidiary or successor of the Company) terminates your employment with the Company other than for Cause (as defined in the Award Agreements), death or Disability (as defined in the Plan), you will be entitled to receive (i) a lump sum severance payment equal to six (6) months of your Base Salary then in effect, less all applicable withholdings, (ii) payment by the Company of the premiums required to continue group health care coverage for a period of six (6) months following such termination, provided that you remain eligible for Consolidated Omnibus Budget Reconciliation Act benefits, and (iii) six (6) months of vesting acceleration of any of your unvested equity awards outstanding as of the date of such termination.

If your employment with the Company is terminated by the Company other than for Cause, death or Disability, or you resign for Good Reason (as defined below), during a period beginning three (3) months prior to and ending 18 months following a Change in Control (as defined in the Award Agreements), in addition to the severance benefits described above related to termination by the Company other than for Cause, death or Disability, then any of your equity awards then unvested shall vest in full upon such termination.

Good Reason means the occurrence of any of the following events or conditions, without your consent:

i.	a material reduction in your Base Salary or bonus potential;

ii.	a material reduction in your duties, responsibilities or authority, including, without limitation, material changes in your reporting structure resulting from a Change in Control;

iii.	a change in the geographic location at which you must primarily perform services that results in an increase in your one-way commute by more than fifty (50) miles; or

iv.	a successor of the Company does not assume this agreement.

No event or condition shall be considered a Good Reason unless you have provided written notice to the Company specifying such event or condition within one-hundred twenty (120) days of the date you first become aware of the existence of such event or condition and the Company has not remedied such event or condition within thirty (30) days following the Company’s receipt of such written notice.

Code Section 280G

If any payment or benefit you would receive in connection with your employment, when combined with any other payment or benefit you receive pursuant to a “change in ownership or control” (within the meaning of Section 280G of the Internal Revenue Code of 1986 (as amended, the “Code”) and the regulations and guidance promulgated thereunder (a “Payment”) would constitute a “parachute payment” within the meaning of Section 280G of the Code and, but for this sentence, be subject to the excise tax imposed by Code Section 4999 (the “Excise Tax”), then such Payment shall be either: (i) the full amount of such Payment; or (ii) such lesser amount (a “Reduced Payment”) as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employments taxes, income taxes and the Excise Tax, results in your receipt, on an after-tax basis, of the greater amount of the Payment (as determined by a nationally recognized certified public accounting firm designated by the Company (the “Accounting Firm”)) notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.  In either such case, if there is more than one method of reducing the Reduced Payment amount that would result in no portion of the Payment being subject to the Excise Tax, then the Payment shall be reduced or eliminated in the following order: (i) cash payments; (ii) taxable benefits; (iii) nontaxable benefits; and (iv) accelerated vesting of equity awards in a manner that maximizes the amount to be received by you.

You may receive a Payment that is, in the aggregate, either more or less than the amount described in the preceding paragraph (as applicable, an “Overpayment” or “Underpayment”). If it is finally determined by a court of competent jurisdiction pursuant to a final non-appealable judgment, or the Internal Revenue Service, or by the Accounting Firm upon request by either the Company or you, that an Overpayment or Underpayment has been made, then: (i) in the event of an Overpayment, you shall promptly repay the Overpayment to the Company, together with interest on the Overpayment at the applicable federal rate from the date of your receipt of such Overpayment until the date of such repayment; and (ii) in the event of an Underpayment, the Company shall promptly pay an amount equal to the Underpayment to you, together with interest on such amount at the applicable federal rate from the date such amount would have been paid to you had the provisions of the preceding paragraph not been applied until the date of payment.

Code Section 409A

You acknowledge and agree that the Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising in connection with your employment, including but not limited to consequences related to Code Section 409A.  In the event that the payments or benefits set forth in this employment offer constitute “non-qualified deferred compensation” subject to Code Section 409A, then the following conditions apply to such payments or benefits:

i.

Any termination of your employment triggering payment of benefits must constitute a “separation from service” under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) before distribution of such benefits can commence.  To the extent that the termination of your employment does not constitute a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) (as the result of further services that are reasonably anticipated to be provided by you to the Company at the time your employment terminates), any such payments that constitute deferred compensation under Code Section 409A shall be delayed until after the date of a subsequent event constituting a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h).  For purposes of clarification, neither this clause (i) nor clause (ii) below shall cause any forfeiture of benefits on your part, but shall only act as a delay until such time as a “separation from service” occurs.

ii.

Notwithstanding anything to the contrary herein, if at the time of the termination of your employment, you are deemed to be a “specified employee” of the Company (within the meaning of Section 409A(a)(2)(B)(i) of the Code), then limited only to the extent necessary to comply with the requirements of Code Section 409A, any payments to which you may become entitled which are subject to Code Section 409A (and not otherwise exempt from its application) shall be withheld until the first (1st) business day of the seventh (7th) month following the termination of your employment, at which time you shall be paid an aggregate amount equal to the accumulated, but unpaid, payments otherwise due to you under this employment offer.

iii.

With respect to reimbursements or payment of expenses set forth herein: (i) no reimbursement or payment of any expense shall affect the your right to reimbursement or payment of any such expense in any other calendar year; (ii) reimbursement or payment of the expense shall be made, if at all, promptly, but not later than the end of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to reimbursement or payment shall not be subject to liquidation or exchange for any other benefit.

It is intended that each installment of the payments and benefits upon the termination of your employment provided under this employment offer shall be treated as a separate “payment” for purposes of Code Section 409A.  Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Code Section 409A.

Notwithstanding anything to the contrary herein, the terms of this employment offer shall be interpreted and at all times administered in a manner that avoids the inclusion of compensation in income under Code Section 409A, or the payment of increased taxes, excise taxes or other penalties under Code Section 409A.  You and the Company intend the terms of this employment offer to be in compliance with Code Section 409A.

Termination for Cause, death or Disability:

If your employment with the Company (or any parent or subsidiary or successor of the Company) is terminated voluntarily by you, for Cause by the Company or due to your death or Disability, then: (i) the vesting of your equity awards will cease as provided in the applicable equity award agreements and (ii) all payments of compensation by the Company to you will cease immediately, except that you will remain eligible to receive any earned portion of your Base Salary then unpaid and any other amounts required by law.

The Company is relying upon your following representations:

1.

You are free to enter into and fully perform the duties of your position and that you are not subject to any employment, confidentiality, or other agreement that would restrict your employment by the Company;

2.	Your signing this letter does not violate any order, judgment or injunction applicable to you, or conflict with or breach any agreement to which you are a party or by which you are bound;
3.	You have disclosed to the Company any applicable agreements that address confidentiality or other post-employment obligations to which you are bound;
4.	You have not disclosed and will not disclose to the Company any proprietary, trade secret or confidential information belonging to another;
5.

You have removed no documents or data from a prior employer or a third party related to your proposed or actual employment by the Company that were proprietary to such employer or third party, and you are in compliance and will remain in compliance with any obligations of confidentiality to a former employer or other third party, and

6.

All facts you have presented to the Company in connection with your employment are accurate and true, including all oral and written statements you have made (including those pertaining to your education, training, qualifications, licensing and prior work experience) on any job application, resume or c.v., or in any interview or discussion with the Company prior to the date you begin work.

We would like your start date to be January 5, 2021. Please sign your acceptance below by the close of business on October 15, 2020. Your signature and return of this offer letter will evidence your agreement with its terms. We are pleased to offer you the opportunity to join the Company and look forward to working with you!

Sincerely,	Offer Accepted:
John Dobak, Chief Executive Officer	/s/ Ray Akhavan 10/14/2020